SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, May 10, 2024

To

Securities and Exchange Commission of Brazil (CVM)

At.:        Superintendent of Company Relations - SEP

Ref.: Official Letter 115/2024/CVM/SEP/GEA-1 - BRASKEM - Request for clarification on media report

Dear Sirs,

We refer to Official Letter 115/2024/CVM/SEP/GEA-1 ("Official Letter"), of May 9, 2024, through which you. request clarification from Braskem S.A. ("Braskem" or the "Company"), as follows:

"Mr. Director,

1. We refer to the news published on this date (5/9/2024), in the newspaper Valor Econômico, under the title: "At least one interested party in Braskem is still in the process of prior audit, says the CFO", which contains the following statements:

"At least one potential buyer of Novonor's (formerly Odebrecht) stake in Braskem continues to carry out a due diligence," said Pedro Freitas, vice president of finance, procurement and institutional relations at the petrochemical company, without going into details about the identity of the interested party.

Abu Dhabi's National Oil Company (Adnoc), which had been conducting due diligence, has given up on buying the Brazilian company, its controlling shareholder told Braskem earlier this week. According to sources, the subsidence of the soil in Maceió, attributed to Braskem's former salt mining, was the main reason for the withdrawal.

The Brazilian company, however, remains on the radar of another Arab company, the Petrochemical Industries Company (PIC), which received representatives of the former in Kuwait last week, as reported by Valor.

'Regarding the sale, we had the news of the closure of the process by one of the potential buyers, but there is at least one other interested party following the due diligence process. So, the business continues to be evaluated," he said.

Freitas recalls that Petrobras, Braskem's second largest shareholder, issued a statement this week, informing that it continues to evaluate whether it will exercise the right to jointly sell its stake ("tag along") or preference over the partner's shares.

"Petrobras did a due diligence that, fundamentally, ended last year, but there are still some complements that the company has been asking for from time to time," he explained. (emphasis added)

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2. In view of the above, we request that you. clarify whether the statements contained in the news are true and, if so, the reasons why it understood that it is not a Material Fact, under the terms of CVM Resolution No. 44, of 2021, in addition to commenting on other information considered important on the subject."

In this regard, Braskem reinforces that it does not conduct any negotiations between the signatory shareholders of the Company's Shareholders Agreement ("Shareholders") regarding their equity holdings and that, in this sense, the information that has been communicated to the market by the Company through notices to the market and/or material facts on this subject reflect communications or clarifications communicated by the Shareholders to the Company.

In addition, the Company reiterates that it has been supporting the Shareholders in this process as communicated to the market on November 3, 2022, which involves interactions with potential interested parties in a due diligence process, including with Petrochemical Industries Company (PIC).

São Paulo, May 10, 2024

Pedro Van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.